Exhibit 12

PROPOSAL LETTER

GOLDEN MEDITECH HOLDINGS LIMITED

April 27, 2015

The Board of Directors
China Cord Blood Corporation

48/F Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R

Dear Sirs:

Golden Meditech Holdings Limited, a company incorporated under the laws of the Cayman Islands (“Golden Meditech”), is pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of China Cord Blood Corporation (the “Company”) not already owned by us in a going private transaction (the “Acquisition”).

We are prepared to offer US$6.40 in cash per share for each outstanding ordinary share of the Company that is not already directly or indirectly owned by Golden Meditech, subject to certain conditions as discussed below. We believe our proposal provides an attractive opportunity for the Company’s shareholders. Our proposal represents a premium of 7.18% to the volume-weighted average closing share price during the last 30 trading days, a premium of 10.63% to the volume-weighted average closing share price during the last 60 trading days and a premium of 12.80% to the volume-weighted average closing share price during the last 90 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident that the Acquisition can be completed on the basis outlined in this letter.

1.             Buyer.  We intend to form an acquisition vehicle for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with the acquisition vehicle. We are interested only in pursuing the Acquisition and are not interested in selling our shares in any other transaction involving the Company.

2.             Purchase Price.  The purchase price payable for each ordinary share will be US$6.40 in cash, other than for shares held directly or indirectly by us that will be rolled over to the surviving company of the Acquisition.

3.             Convertible Notes.  In connection with the Acquisition, we also intend to acquire all of the 7% senior convertible notes of the Company pursuant to the terms and conditions of such convertible notes.

4.             Funding.  We intend to finance the Acquisition using a combination of available cash resources and debt and equity capital.

5.             Due Diligence.  We have engaged Shearman & Sterling LLP as our U.S. legal counsel to assist our work. We are in a position to commence customary business, financial and legal due diligence on the Company immediately, and we expect to be able to complete due diligence on a highly expedited basis, and are prepared and ready to engage in the next stage of discussions in parallel with our diligence exercise.

6.             Definitive Agreements.  We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

7.             Process.  We recognize that the Company’s Board of Directors will need to evaluate the Acquisition independently before it can make a determination to endorse it. This proposal has been approved by the Board of Directors of Golden Meditech. The approval of Golden Meditech’s shareholders will also be required in connection with the Acquisition.

8.             Confidentiality.  We are sure you will agree that it is in all of our interests to proceed in a confidential manner, unless otherwise required by law, rules, codes and regulations (including regulations of the relevant securities exchanges), until we have executed the Definitive Agreements or terminated our discussions.

9.             No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or a binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of the Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to express our commitment to working with you to bring the Acquisition to a successful and timely completion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

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